Exhibit 99.3

CNH INDUSTRIAL SHAREHOLDERS’ ANNUAL GENERAL MEETING CONVENED ON APRIL 13, 2022 AT 5:30 P.M. CEST Computershare PROXY FORM To be sent to and to be received by: Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for CNH Industrial N.V., by 11:00 p.m. CEST on April 6, 2022 by mail or by Fax (+39 011 0923202) or by e-mail (cnhi@computershare.it), as an attachment in PDF format. Disclaimer This Proxy Form shall be completed and signed by the Shareholder in order to appoint Computershare S.p.A. to vote online as per attached Voting Instructions Form at the Shareholders’ Annual General Meeting of CNH Industrial N.V.. Alternatively the Shareholder can vote online through the company website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings). Mandatory information * THE UNDERSIGNED (natural person only)* Date of birth * Place of birth * Resident in (town/city) * At (street address) * Telephone no. * e-mail entitled to vote at the close of business of March 16, 2022 (record date) as (1): registered shareholder legal representative or agent with authority to sub-delegate Pledgee Taker-in Beneficial interest holder official receiver manager other (specify) for no. * CNH Industrial common shares (2) registered in the name of (natural or legal person) Date of birth * Place of birth * Resident in (town/city) * At (street address) * ID no.(tax code/LEI) Registered in the securities account (3) no. At Bank code (ABI) Branch code (CAB) as resulting from communication no. (4) Made by (Bank) APPOINTS Computershare S.p.A. to attend at the above mentioned Meeting and to vote online, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated, ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all following proposals. DATE Form of identification (5) (type)* Issued by * no. * SIGNATURE 1) Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power. 2) To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included. 3) Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement. 4) Reference to the communication made by the intermediary and its name. 5) Provide details of a valid form of identification of the proxy signatory. 1

CNH INDUSTRIAL SHAREHOLDERS’ ANNUAL GENERAL MEETING CONVENED ON APRIL 13, 2022 AT 5:30 P.M. CEST Computershare VOTING INSTRUCTIONS FORM THE UNDERSIGNED INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows Prog. RESOLUTIONS OF THE AGENDA TO BE VOTED VOTE (Please tick as appropriate) 1 2.b. Adoption of the 2021 Annual Financial Statements For Against Abstain 2 2.c. Determination and distribution of dividend For Against Abstain 3 2.d. Release from liability of the executive directors and the non-executive directors of the Board For Against Abstain 4 3. Application of the remuneration policy in 2021 (advisory vote) For Against Abstain 5 4.a. Re-appointment of Suzanne Heywood For Against Abstain 6 4.b. Re-appointment of Scott W. Wine For Against Abstain 7 4.c. Re-appointment of Catia Bastioli For Against Abstain 8 4.d. Re-appointment of Howard W. Buffett For Against Abstain 9 4.e. Re-appointment of Léo W. Houle For Against Abstain 10 4.f. Re-appointment of John B. Lanaway For Against Abstain 11 4.g. Re-appointment of Alessandro Nasi For Against Abstain 12 4.h. Re-appointment of Vagn Sørensen For Against Abstain 13 4.i. Re-appointment of Åsa Tamsons For Against Abstain 14 4.j. Appointment of Karen Linehan For Against Abstain 15 5.a. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company for the 2022 financial year For Against Abstain 16 5.b. Proposal to appoint Deloitte Accountants B.V. as the independent auditor of the Company for the 2023 financial year For Against Abstain 17 6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company For Against Abstain SIGNATURE 2

CNH Industrial N.V.

VOTE

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ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by April 6, 2022 at 5:00 P.M. Eastern Daylight Time.

Online
Go to **www.investorvote.com/CNHI** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board of Directors recommend that you vote FOR proposals 2(b) through 6.

Proposal	For	Against	Abstain
2.b. Adoption of the 2021 Annual Financial Statements.	☐	☐	☐
2.c. Determination and distribution of dividend.	☐	☐	☐
2.d. Release from liability of the executive directors and the non-executive directors of the Board.	☐	☐	☐
3. Advisory vote on application of the remuneration policy in 2021.	☐	☐	☐
4.a. - Re-appointment of Suzanne Heywood	☐	☐	☐
4.b. - Re-appointment of Scott W. Wine	☐	☐	☐
4.c. - Re-appointment of Catia Bastioli	☐	☐	☐
4.d. - Re-appointment of Howard W. Buffett	☐	☐	☐
4.e. - Re-appointment of Léo W. Houle	☐	☐	☐
4.f. - Re-appointment of John B. Lanaway	☐	☐	☐
4.g. - Re-appointment of Alessandro Nasi	☐	☐	☐
4.h. - Re-appointment of Vagn Sørensen	☐	☐	☐
4.i. - Re-appointment of Åsa Tamsons	☐	☐	☐
4.j. - Appointment of Karen Linehan	☐	☐	☐
5.a. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company for the 2022 financial year.	☐	☐	☐
6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐
5.b. Proposal to appoint Deloitte Accountants B.V. as the independent auditor of the Company for the 2023 financial year.	☐	☐	☐

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The 2022 Annual Meeting of Shareholders of CNH Industrial N.V. will be held on Wednesday, April 13, 2022 at 5:30 p.m. CEST, virtually via a live webcast that will be available on CNH Industrial N.V.’s website (www.cnhindustrial.com). Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CNHI IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy - CNH INDUSTRIAL N.V. 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS - APRIL 13, 2022 The undersigned, revoking all prior proxies, hereby appoints Roberto Russo with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Wednesday, April 13, 2022, virtually commencing at 5:30 p.m. Central European Summer Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Authorized Signatures - This section must be completed for your vote to be counted. - Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) - Please print date below. Signature 1 - Please keep signature within the box. Signature 2 - Please keep signature within the box. C Non-Voting Items Change of Address - Please print new address below. Comments - Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual General Meeting. [    ]

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CNH Industrial N.V.

VOTE

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by April 6, 2022 at 5:00 P.M. Eastern Daylight Time.

Online
Go to **www.investorvote.com/CNHI** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals — The Board of Directors recommend that you vote FOR proposals 2(b) through 6.**

Proposal	For	Against	Abstain
2.b. Adoption of the 2021 Annual Financial Statements.	☐	☐	☐
2.c. Determination and distribution of dividend.	☐	☐	☐
2.d. Release from liability of the executive directors and the non-executive directors of the Board.	☐	☐	☐
3. Advisory vote on application of the remuneration policy in 2021.	☐	☐	☐
4.a. - Re-appointment of Suzanne Heywood	☐	☐	☐
4.b. - Re-appointment of Scott W. Wine	☐	☐	☐
4.c. - Re-appointment of Catia Bastioli	☐	☐	☐
4.d. - Re-appointment of Howard W. Buffett	☐	☐	☐
4.e. - Re-appointment of Léo W. Houle	☐	☐	☐
4.f. - Re-appointment of John B. Lanaway	☐	☐	☐
4.g. - Re-appointment of Alessandro Nasi	☐	☐	☐
4.h. - Re-appointment of Vagn Sørensen	☐	☐	☐
4.i. - Re-appointment of Åsa Tamsons	☐	☐	☐
4.j. - Appointment of Karen Linehan	☐	☐	☐
5.a. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company for the 2022 financial year.	☐	☐	☐
6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐
5.b. Proposal to appoint Deloitte Accountants B.V. as the independent auditor of the Company for the 2023 financial year.	☐	☐	☐

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03LHCC

The 2022 Annual Meeting of Shareholders of CNH Industrial N.V. will be held on Wednesday, April 13, 2022 at 5:30 p.m. CEST, virtually via a live webcast that will be available on CNH Industrial N.V.’s website (www.cnhindustrial.com). Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CNHI IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy - CNH INDUSTRIAL N.V. 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS - APRIL 13, 2022 The undersigned, revoking all prior proxies, hereby appoints Roberto Russo with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Wednesday, April 13, 2022, virtually commencing at 5:30 p.m. Central European Summer Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Authorized Signatures - This section must be completed for your vote to be counted. - Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) - Please print date below. Signature 1 - Please keep signature within the box. Signature 2 - Please keep signature within the box. C Declaration and Power of Attorney: By checking this box, you irrevocably and unconditionally: (a) agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH Industrial website; and (b) authorize and instruct Computershare represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions. [    ] D Non-Voting Items Change of Address - Please print new address below. Comments - Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual General Meeting. [    ] IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.